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SEC FILE NUMBER
8-29577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Network Investment Corporation DBA = Cetera Advisor Networks LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard
(No. and Street)

El Segundo (City) California (State) 90245-5672 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Clip 3/13/13

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2012, and supplemental schedules as of December 31, 2012, pertaining to Financial Network Investment Corporation (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2018

Mark Paul Shelson 02/26/13
Signature Date

Treasurer
Title

Julie A Preusser
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 11 to financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 11 to financial statements)
(x)	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FINANCIAL NETWORK INVESTMENT CORPORATION
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Financial Network Investment Corporation

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financial Network Investment Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2013

FINANCIAL NETWORK INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

ASSETS:	
Cash and cash equivalents	$ 16,253,909
Commissions receivable	15,133,012
Notes receivable — net of allowance for uncollectible notes of $3,138,101	16,401,906
Other receivables	5,455,640
Other assets	1,912,408
TOTAL	$ 55,156,875

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 17,317,333
Payable to affiliates	1,513,198
Accrued compensation	2,509,754
Unearned income	2,639,891
Other liabilities	2,511,153
Total liabilities	26,491,329
STOCKHOLDER'S EQUITY:	
Common stock, $0.001 par value — authorized, 5,000,000 shares; issued and outstanding, 1,000,000 shares	1,000
Additional paid-in capital	28,664,546
Retained earnings	-
Total stockholders equity	28,665,546
TOTAL	$ 55,156,875

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

Financial Network Investment Corporation (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning services, and insurance services to the general public nationally through a network of independent advisors. The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly-owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P. which is managed by Lightyear Capital LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, and other matters that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the statement of financial condition.

Cash and Cash Equivalents — The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Notes Receivable — The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. Such agreements include forgivable promissory notes and payback promissory notes which are described more fully in Note 10.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities are carried at cost or cost plus accrued interest, which approximates fair value.

Intangible Assets – The Company's intangible assets are comprised of the fair value of customer relationships and goodwill. In the determination of useful life, the Company considers the existing customers and cash flows, the history of the asset, and the Company's long-term strategy for use of the asset. Customer relationships are amortized over their useful lives, generally ranging from five to twenty years. Management reviews intangible assets for impairment whenever indications of impairment exist. Impairment exists when the carrying amount of intangible assets exceeds its implied fair value, resulting in an impairment charge for the excess.

Income Taxes — The results of the Company's operations are included in the consolidated tax return of Cetera Holdings, and its subsidiaries each report income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. Under the terms of the tax allocation agreement, income taxes are settled based on the total income tax provision. As such, the Company does not separately record deferred income taxes in the statement of financial condition.

Recent Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends U.S. GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards ("IFRS"). The amendments in ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 in 2012 did not have a material effect on the Company's operations or financial reporting.

3. BUSINESS ACQUISITION AND PURCHASE ACCOUNTING

On November 5, 2012, the Company purchased the contract of one of its Regional Directors. Under the terms of the agreement, the Company made an initial payment of $803,000 and has an obligation for a contingent payment based on the production of the Region over each of the next five years. In connection with the agreement, the Company performed a valuation of intangible assets in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, and ASC 820, *Fair Value Measurements and Disclosures*. Based on the evaluation, the total acquisition price of $1,132,000 was allocated to $1,107,000 of customer relationships and is being amortized over a useful life of 20 years and $25,000 of fixed assets.

The Company established the intangible assets noted below as a result of the purchase of the contract of one of its Regional Directors on November 5, 2012. The components of intangible assets at December 31, 2012, are as follows:

Intangible assets — customer relationships	$ 1,107,000
Accumulated amortization	(11,577)
Intangible assets — net	$ 1,095,423

Amortization for each of the years ending December 2013 through 2017 and thereafter is estimated as follows:

Estimated amortization for the years ending:	
2013	$ 68,467
2014	64,188
2015	60,176
2016	56,415
2017	53,446
Thereafter	792,731
Total	$ 1,095,423

4. INCOME TAXES

Under the terms of the Company's tax sharing agreement, effective January 1, 2012, deferred tax items were assumed by Cetera Financial. In this regard, the outstanding net deferred tax asset was transferred to Cetera Financial through a dividend distribution. Required regulatory notifications were made with respect to the transfer.

The Company has reviewed and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

5. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features on employer matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by the affiliate. The Company had no separate employee benefit plan in 2012 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by the affiliate were charged back to the Company for reimbursement.

6. STOCK-BASED COMPENSATION

ASC Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized in the statement of financial condition based upon the grant-date fair value. Restricted stock grants have been issued to certain registered representatives of the Company. Such shares were those of Cetera Holdings, the Company's ultimate parent, and resulted in $56,771 recorded in 2012 as a change in stockholder's equity. In addition, certain employees of the Company have been granted stock options for Cetera Holdings stock, which settled through a liability account with Cetera Holdings.

7. RELATED-PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity.

8. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or

liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with a stated redemption value, are primarily classified within Level 1. The Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012, is as follows:

	Fair Value Measurements on a Recurring Basis			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents — money market funds	$ 12,661,017	$	$	$ 12,661,017
Total	$ 12,661,017	$	$	$ 12,661,017

10. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise from loans to registered representatives under promissory note agreements. The Company loans money to certain of its registered representatives under two types of agreements. One such agreement is a payback promissory note and the other is a forgivable promissory note. The payback notes are due at various maturity dates, and bear interest at various rates. The forgivable notes contain provisions for forgiveness of principal and accrued interest if the registered representative meets specified revenue production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest into operations as commission expense ratably over the contractual term of the notes. In the event the registered representative does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreement.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered to be impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, event of default on the loan, status of the representative's selling contract with the Company, and, or any regulatory or legal action related to the representative. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount and the expected collectable amount. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company's outstanding financing receivables as of December 31, 2012, are as follows:

	Outstanding Balance	Loan Loss Reserve	Carrying Value
Notes receivable — payback	$ 298,270	$	$ 298,270
Notes receivable — forgivable	13,385,111		13,385,111
Subtotal	13,683,381		13,683,381
Impaired notes receivable	5,856,626	3,138,101	2,718,525
Total financing receivables	$ 19,540,007	$ 3,138,101	$ 16,401,906

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2012.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2012, the Company had net capital of $2,712,360, which was $2,462,360 in excess of required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

12. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

13. SUBSEQUENT EVENTS

Management evaluated activity of the Company through the date the statement of financial condition were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

Effective January 1, 2013, the Company changed its name and its corporate organization to Cetera Advisor Networks LLC. The change in organization and name will have no effect on the operation or reporting of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 28, 2013

Financial Network Investment Corporation
200 North Sepulveda Boulevard
El Segundo, CA 90245-5672

In planning and performing our audit of the financial statements of Financial Network Investment Corporation (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP